Investment Company Act of 1940 – Sections 2(a)(32), 5(a)(1), 17(a), 22(d), 22(e) and Rule 22c-1

Barclays Global Fund Advisors et al.

RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2009-1-ICR
Barclays Global Fund Advisors, et al.

In your letter of March 10, 2009, you request our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) of the Investment Company Act of 1940 (the "Act"), or rule 22c-1 under the Act, against Barclays Global Fund Advisors ("BGFA") or iShares Trust (the "Company") if certain existing series (each, a "Fund")[1] of the Company that operate as exchange-traded funds pursuant to a number of exemptive orders (the "Prior Orders")[2] continue to use a benchmark index, the sponsor of which has recently become an affiliated person, or an affiliated person of an affiliated person, of BGFA and the Company, as described in your letter.[3]

You state that the investment objective of each Fund is to seek to provide investment results that correspond generally to the price and yield performance of publicly traded securities included in a particular benchmark index (an "Index"). You state that the Funds seek to track an Index (each, a "Lehman Index," and collectively, the "Lehman Indices") originally compiled, sponsored and maintained by a division (the "Lehman Index Sponsor") of Lehman Brothers Holdings, Inc. ("LBHI"). You state that BGFA, the investment adviser to each of the Funds, is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"). You further state that BGI is a majority-owned subsidiary of Barclays Bank PLC United Kingdom ("Barclays").

You state that the Prior Orders upon which each Fund relies are based, among other things, on a representation contained in the applications for the relief that provides that no entity that creates, compiles, sponsors or maintains a benchmark index is, or will be, an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person of the Company, BGFA, the promoter of the Funds, or the distributor of the Funds.[4]

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[1] The relief granted in this letter relates only to the Funds named in footnote 3 of your letter.

[2] Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, *et al.*, Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 26175 (Sept. 8, 2003), Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 27417 (June 23, 2006) and Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 27661 (Jan. 17, 2007).

[3] This letter confirms oral no-action relief provided by Elizabeth G. Osterman to Margery K. Neale and P. Jay Spinola on September 19, 2008.

[4] Section 2(a)(3) of the 1940 Act provides, among other things, that any person directly or indirectly controlling, controlled by, or under common control with another person is an affiliated person of such

You state that on September 15, 2008, LBHI filed a voluntary petition seeking relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. You state that on September 16, 2008, Barclays Capital Inc. ("BarCap"), a registered broker-dealer that is a wholly-owned subsidiary of Barclays, entered into an agreement with LBHI and certain of its affiliates pursuant to which BarCap would purchase certain assets of LBHI, including the Lehman Index Sponsor. You state that on September 22, 2008, BarCap completed the purchase of LBHI's North American investment banking, fixed income, equities sales and trading and research operations (the "Acquisition"), including the Lehman Index Sponsor and the Lehman Indices. As a result of the Acquisition, you state that the Lehman Index Sponsor (referred to following the Acquisition as, the "BarCap/Lehman Index Sponsor") became an affiliated person or an affiliated person of an affiliated person of BGFA and the Company. You further state that BGFA and the Company propose to continue to use the Lehman Indices as the benchmark indices for the Funds.[5]

You state that BarCap believed it was necessary to complete the Acquisition quickly to maximize the value of LBHI's assets, including the Lehman Index Sponsor. You also state that BGFA and the Company believe that it would have been impracticable to attempt to amend the Prior Orders before the date of the Acquisition to allow the Funds to track Indices created, compiled, sponsored or maintained by an affiliated person or an affiliated person of an affiliated person of BGFA or the Company. Accordingly, you seek our assurances that we will not recommend that the Commission institute enforcement action under sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) or rule 22c-1 against BGFA or the Company if the Funds continue to rely on the Prior Orders while using the Lehman Indices as benchmark indices even though the BarCap/Lehman Index Sponsor is an affiliated person or an affiliated person of an affiliated person of BGFA and the Company.

You argue that the Lehman Indices were not created solely for the Funds' use and were created well in advance of the respective launch dates of the Funds. You state that other investment companies, including other exchange-traded funds that are not affiliated with the Funds and BGFA, also use the Lehman Indices as their benchmark indices. In addition, you represent that BGFA and the Company will continue to comply with the terms and conditions of the Prior Orders, except as modified by the relief requested in this letter.[6] You further state that BGFA and the Company agree to the following conditions:

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person. It also provides that an investment adviser is an affiliated person of the investment company that it advises.

5 BarCap recently re-branded the Lehman Indices under the BarCap unified family of indices using the "Barclays Capital Indices" name.

6 Consistent with the description of the index licensing arrangement between BGI and the Lehman Index Sponsor in the applications for the Prior Orders, BGI has entered into a licensing agreement with the BarCap/Lehman Index Sponsor and will pay all such license fees owed to the BarCap/Lehman Index Sponsor. Further, BGI, as permitted by the terms of the licensing agreement, has sub-licensed its rights under the agreement to the Company at no cost to the Company.

(1) BGFA and the BarCap/Lehman Index Sponsor have been and will continue to be separate legal entities that have no overlapping officers, directors or employees;

(2) There is an effective information barrier between BGFA and the BarCap/Lehman Index Sponsor, and BGFA has not been and will not be provided with information about a change in index methodology by the BarCap/Lehman Index Sponsor before such information is provided to other persons outside of the BarCap/Lehman Index Sponsor;

(3) BGFA has not had and will not have a preferential ability to influence the index methodology determined by the BarCap/Lehman Index Sponsor over other institutional investors; and

(4) BGFA has not sought and will not seek to influence the index methodology determined by the BarCap/Lehman Index Sponsor in a way that would disproportionately benefit the Barclays organization.

Based on all of the facts and representations made in your letter, and in particular the expedited nature of the Acquisition, the conditions specifically listed above, and the representation that BGFA and the Company will comply with the terms and conditions of the Prior Orders, except that the Funds will track an Index created, compiled, sponsored or maintained by the BarCap/Lehman Index Sponsor, we would not recommend that the Commission take any action under sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) of the Act, or rule 22c-1 under the Act, against BGFA or the Company, if the Funds continue to rely on the Prior Orders.

This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions concerning the issues presented. Any facts or representations different from those presented in your letter might result in a different conclusion. In addition, the relief provided herein shall expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Keith A. Gregory
Senior Counsel
Office of Investment Company Regulation
March 12, 2009

WILLKIE FARR & GALLAGHER LLP

MARGERY K. NEALE
212 728 8297
mneale@willkie.com

787 Seventh Avenue
New York, NY 10019 6099
Tel: 212 728 8000
Fax: 212 728 8111

March 10, 2009

VIA EXPRESS MAIL

Elizabeth G. Osterman, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Barclays Global Fund Advisors and iShares Trust
Request for Written Confirmation of No-Action Assurance

Dear Ms. Osterman:

We serve as counsel to Barclays Global Fund Advisors ("BGFA" or the "Adviser"), an investment adviser registered with the U.S. Securities and Exchange Commission (the "Commission") under the Investment Advisers Act of 1940 (the "Advisers Act"). We also serve as counsel to iShares Trust (the "Company"). The Company is registered with the Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company consists of individual series (each, a "Fund" and collectively, the "Funds") that are operated as exchange traded funds ("ETFs") pursuant to a number of exemptive orders issued by the Commission applicable to one or more of the Funds (the "Prior Orders").[1] BGFA serves as investment adviser to each of the Funds.

We are writing to seek your assurance that you would not recommend that the Commission take any enforcement action under Sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) of the 1940 Act or Rule 22c-1 under the 1940 Act, against BGFA or the Company, if as described below, certain of the Funds continue to use a benchmark index, the sponsor of which has recently become an

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[1] *See, e.g.*, Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, *et. al.*, Investment Company Act Release No. 26006 (April 15, 2003), Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 26175 (Sept. 8, 2003), Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 27417 (June 23, 2006) and Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 27661 (Jan. 17, 2007) (the "Prior Orders").

affiliated person, as that term is defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of BGFA and the Company.[2]

I. BACKGROUND

iShares Trust is organized as a Delaware statutory trust and consists of multiple separate series of Funds that currently offer shares to the public pursuant to a Registration Statement on Form N-1A. The investment objective of each Fund is to seek to provide investment results that correspond generally to the price and yield performance of publicly traded securities included in a particular benchmark index (an "Index"). Certain of the Funds (the "iShares Lehman Funds") seek to track an Index (each, a "Lehman Index," and collectively, the "Lehman Indices") originally compiled, sponsored and maintained by a division (the "Lehman Index Sponsor") of Lehman Brothers Holdings Inc. ("LBHI").[3] In the applications related to the Prior Orders, the Company represented that: "No entity that creates, compiles, sponsors, or maintains an [Index] is or will be an 'affiliated person,' as defined in Section 2(a)(3) of the [1940] Act, or an affiliated person of an affiliated person, of the [Company], the [Adviser], the promoter of [the Funds], or the [d]istributor [of the Funds]."[4]

BGFA serves as the investment adviser to each of the Funds and is a California corporation, with its principal office located in San Francisco, California. BGFA is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"), a national banking association with trust powers, with its principal office located in San Francisco, California. BGI is a majority-owned subsidiary of Barclays Bank PLC of the United Kingdom ("Barclays").

On September 15, 2008, LBHI filed a voluntary petition seeking relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On September 16, 2008, Barclays Capital Inc. ("BarCap"), a registered broker-dealer that is a wholly-owned subsidiary of Barclays, entered into an agreement with LBHI and certain of its affiliates (collectively "Lehman Brothers") pursuant to which BarCap would

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2 This letter seeks to formalize the oral assurances provided by the Commission staff on September 19, 2008.

3 The Funds that currently seek to track a Lehman Index are: iShares Lehman Aggregate Bond Fund, iShares Lehman 1-3 Year Treasury Bond Fund, iShares Lehman 3-7 Year Treasury Bond Fund, iShares Lehman 7-10 Year Treasury Bond Fund, iShares Lehman 10-20 Year Treasury Bond Fund, iShares Lehman 20+ Year Treasury Bond Fund, iShares Lehman Short Treasury Bond Fund, iShares Lehman TIPS Bond Fund, iShares Lehman Government/Credit Bond Fund, iShares Lehman Intermediate Government/Credit Bond Fund, iShares Lehman 1-3 Year Credit Bond Fund, iShares Lehman Credit Bond Fund, iShares Lehman Intermediate Credit Bond Fund, iShares Lehman MBS Bond Fund and iShares Lehman Agency Bond Fund.

4 *See, e.g.*, In the Matter of: Barclays Global Fund Advisors, *et al.*, Third Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act (File No. 812-12390) at 7 (filed with the Securities and Exchange Commission May 28, 2002).

purchase certain assets of LBHI, including the Lehman Index Sponsor. On September 22, 2008, BarCap completed the purchase of LBHI's North American investment banking, fixed income, equities sales and trading and research operations (the "Acquisition"). As part of the Acquisition, BarCap acquired the Lehman Index Sponsor and the Lehman Indices. Following the Acquisition, the Lehman Index Sponsor and the Lehman Indices became a part of BarCap (the Lehman Index Sponsor following the Acquisition will hereinafter be referred to as the "BarCap/Lehman Index Sponsor"). As a result of the Acquisition, the Lehman Index Sponsor became an affiliated person, as that term is defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person of BGFA and the Company.[5]

BGFA understands that BarCap was of the view that it was necessary to complete the Acquisition quickly to maximize the value of LBHI's assets, including the Lehman Index Sponsor. Moreover, BGFA and the Company believe it would have been impracticable to attempt to amend the Prior Orders before the date of the Acquisition to allow the Funds to track Indices created, compiled, sponsored or maintained by an affiliated person or an affiliated person of an affiliated person of BGFA or the Company.

Prior to the Acquisition, the Lehman Index Sponsor was the world's largest sponsor of fixed income indices, and since the 1970s produced many of the most widely followed benchmarks in the global and U.S. debt markets.[6] The Lehman Indices used by the iShares Lehman Funds were not created solely for use by the Funds, and in fact were created well in advance of the launch of any iShares Lehman Fund. In addition, the Lehman Indices are widely regarded as preeminent in the market, and other investment companies, including other ETFs that are not affiliated with the Funds and BGFA, also use the Lehman Indices as their benchmark index.[7]

BarCap is a separate legal entity from BGFA within the Barclays organization. BGFA and BarCap do not have any overlapping officers, directors or employees. BGFA and BarCap have each adopted policies and procedures (the "Index Firewalls") that, among other things, are designed to limit communication between personnel of BGFA and personnel of BarCap who are responsible for creating, monitoring, calculating, maintaining or disseminating the Lehman Indices (the "Index Personnel") about non-public, proprietary or confidential information related to any Lehman Index used as the benchmark index for an iShares Lehman Fund. The Index Firewalls prohibit BGFA personnel from obtaining information concerning a change made in the methodology of a Lehman Index, a change made in a constituent component of a Lehman Index or the new composition of a Lehman Index prior to the dissemination of such information outside of the BarCap/Lehman Index Sponsor. The Index Firewalls also prohibit BGFA

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5 Section 2(a)(3) of the 1940 Act provides, among other things, that any person directly or indirectly controlling, controlled by, or under common control with another person is an affiliated person of such person. It also provides that an investment adviser is an affiliated person of the investment company that it advises.

6 Information in this paragraph is based on publicly available materials of LBHI.

7 LBHI estimated that more than 90% of fixed income investors in the U.S. used the Lehman Indices.

personnel from seeking or being provided with a preferential ability over other institutional investors to influence the index methodology of any Lehman Index used as the benchmark index for an iShares Lehman Fund. BGFA personnel are further prohibited from seeking to influence the index methodology of any Lehman Index in a manner that would disproportionately benefit the Barclays organization. As part of the Index Firewalls, all BGFA personnel and Index Personnel must be physically located on separate floors or separated by walls.

II. REQUEST FOR NO-ACTION ASSURANCE

As stated above, in the applications related to the Prior Orders, the Company represented that: "No entity that creates, compiles, sponsors, or maintains an [Index] is or will be an 'affiliated person,' as defined in Section 2(a)(3) of the [1940] Act, or an affiliated person of an affiliated person, of the [Company], the [Adviser], the promoter of [the Funds], or the [d]istributor [of the Funds]." Prior to the Acquisition, the Lehman Index Sponsor was not an affiliated person, or an affiliated person of such a person, of BGFA or the Company. As a result of the Acquisition, the Lehman Index Sponsor is part of BarCap, and thus is an affiliated person or an affiliated person of an affiliated person, of BGFA and the Company. BGFA and the Company propose to continue to use the Lehman Indices as the benchmark indices for the iShares Lehman Funds.[8] BGFA and the Company respectfully request assurance that the staff of the Commission will not recommend that the Commission take any enforcement action under Sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) of the 1940 Act or Rule 22c-1 under the 1940 Act, against BGFA or the Company if, without obtaining additional exemptive relief from the Commission, the iShares Lehman Funds continue to use a Lehman Index as their benchmark index even though the Lehman Index Sponsor is an affiliated person or an affiliated person of an affiliated person of BGFA and the Company.[9]

<u>Conditions</u>

BGFA and the Company agree that the requested relief shall be subject to the following conditions:[10]

(1) BGFA and the BarCap/Lehman Index Sponsor have been and will continue to be separate legal entities that have no overlapping officers, directors or employees;

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8 BarCap recently re-branded the Lehman Indices under the BarCap unified family of indices using the "Barclays Capital Indices" name.

9 Consistent with the description of the index licensing arrangement in the Prior Orders between BGI and the Lehman Index Sponsor, BGI has entered into a licensing agreement with the BarCap/Lehman Index Sponsor and will pay all such license fees owed to the BarCap/Lehman Index Sponsor. Further, BGI, as permitted by the terms of the licensing agreement, has sub-licensed its rights under the agreement to the Company at no cost to the Company.

10 We understand that each of these conditions apply beginning as of the date of the Acquisition.

(2) There is an effective information barrier between BGFA and the BarCap/Lehman Index Sponsor, and BGFA has not been and will not be provided with information about a change in index methodology by the BarCap/Lehman Index Sponsor before such information is provided to other persons outside of the BarCap/Lehman Index Sponsor;

(3) BGFA has not had and will not have a preferential ability to influence the index methodology determined by the BarCap/Lehman Index Sponsor over other institutional investors; and

(4) BGFA has not sought and will not seek to influence the index methodology determined by the BarCap/Lehman Index Sponsor in a way that would disproportionately benefit the Barclays organization.

Finally, except as may be modified by the relief requested in this letter, BGFA and the Company will continue to comply with the terms and conditions of the Prior Orders.

III. CONCLUSION

We respectfully request written confirmation of your assurance that the Commission staff will not recommend any enforcement action under Sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) of the 1940 Act or Rule 22c-1 under the 1940 Act against BGFA or the Company as a result of the use by the iShares Lehman Funds of the Lehman Indices if BGFA or the Company continue to rely on the Prior Orders without obtaining additional exemptive relief from the Commission.

Please contact Margery K. Neale at (212) 728-8297 or P. Jay Spinola at (212) 728-8970 if you have any questions or comments regarding this request.

Very truly yours,

Margery K. Neale

Margery K. Neale

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